Exhibit 99.13

SCHEDULE A

MILLENNIAL ESPORTS CORP.

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP

AND TO:	UHY McGovern Hurley LLP

TAKE NOTICE THAT:

(a)	MNP LLP, the former auditors of MILLENNIAL ESPORTS CORP. (the “Company”) tendered their resignation effective November 26, 2018 and the directors of the Company have appointed UHY McGovern Hurley LLP, as successor auditors in their place;

(b)	the resignation of MNP LLP, and the appointment of UHY McGovern Hurley LLP in their place have been approved by the Board of Directors of the Company;

(c)	there have been no reservations contained in the former auditors’ reports on any of the financial statements of the Company until November 26, 2018; and

(d)	there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED at Toronto, Ontario this 26th day of November, 2018.

BY ORDER OF THE BOARD

“Rob Suttie”

Rob Suttie,
Chief Financial Officer